FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Investors Presentation filed with the Israeli Securities Authority on March 13, 2016

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 14, 2016

3

This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice,
Investment Marketing and Portfolio Management Law, 1995.

Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities
Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of
Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Elron’s and its group companies’ fields of operation; failure to obtain regulatory approvals; failure to meet goals; failure or delay in recruiting the number of patients or samples necessary to complete clinical trials; failure or delay in correcting defects or the discovery of additional defects; clinical trial results; inability to realize technologies; modifications in technologies; modifications in work plan, goals and/or strategy; or if any risk associated with Elron and its group companies and the course of clinical trials and their results occurs.

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

SINCE 2010:
114
20
59
4
269
* Including RDC

26

1 Includes Elron’s direct holdings and its effective indirect holdings through RDC and RDSeed. Includes investments made after Dec. 31, 2015.
2 Includes Elron’s balance and 50.1% of RDC’s balance.
3 The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.
Holdings in companies 1	Book value at Dec. 31, 2015 ($m)	Amount invested ($m)
Associates and consolidated companies:
Pocared (58%)	15.6	53.4
BrainsGate (30%)	0.4	24.5
PLYmedia (25%)	-	2.5
Others	13.0	22.8
Companies presented at fair value:
Notal Vision (21%)	15.7	10.1
Others	4.6	18.6
Total Holdings	49.3	131.9
Fair value of contingent consideration from sale of companies 2	3.9	3.9
Cash (as of Mar. 9, 2016) 2	77.5	77.5
Financial assets, net (as of Mar. 9, 2016) 2	29.5	29.5
TOTAL 3	160.2	242.8
Price per share on TASE (in $) (as of Mar. 9, 2016)		4.55
Elron’s market value (as of Mar. 9, 2016)		135.4

OUR
INVESTMENT:
$25M
OUR
HOLDING:
30%

Sources: American Heart Association: Heart Disease and Stroke Statistics Report - 2015; BrainsGate website: http://brainsgate.com/eng/page.php?id=3&instance_id=9.

Sources: American Heart Association: Heart Disease and Stroke Statistics Report - 2010, 2015; CDC website: http://www.cdc.gov/stroke/facts.htm.
mRS
Average Lifetime Cost Per Stroke Patient
Sources: Samsa et al, Performing Cost-Effectiveness Analysis by Integrating Randomized Trial Data with a Comprehensive Decision
Model: Application to Treatment of Acute Ischemic Stroke, J Clin Epidemiol Vol. 52, No. 3, pp. 259-271, 1999
Savings calculated by: Expected mRS Distribution X Effect X Tx Cost Savings
0
1
2
3
4
5
6

Source: American Heart Association: Temporal Trends in Patient Characteristics and Treatment With Intravenous Thrombolysis Among Acute Ischemic Stroke Patients at Get With the
                                    Guidelines–Stroke Hospitals, Schwamm, Circ Cardiovasc Qual Outcomes. 2013;6:543-549.                                                                                                                                                                                    12

Sources: Adams HP, et al (2003) Stroke 34, 1056-83; del Zoppo GJ, et al (2009) Stroke 40, 2945-48.

Sources: Broderick JP, et al (2013) New England Journal of Medicine 368(10), 893-903; Ciccone A, et al (2013) New England Journal of Medicine 368(10), 904-13; Kidwell CS, et al (2013) New England Journal of
Medicine 368(10), 914-23; Berkhemer OA, et al (2015) New England Journal of Medicine 372(1), 11-20; Campbell BC, et al (2015) New England Journal of Medicine 372(11), 1009-18; Goyal M, et al (2015) New
England Journal of Medicine 372(11), 1019-30; Joven TG, et al (2015) New England Journal of Medicine; Saver JL, et al (2015) New England Journal of Medicine; European Stroke Organisation (ESO)
Conference 2015. Abstract 82, Abstract 180.

BrainsGate’s ISS is an investigational device, not approved for marketing.
GuideView
SPG (sphenopalatine ganglion) = supplies
parasympathetic innervation to the anterior cerebral
circulation and some of the posterior circulation
Transmitter = emits RF waves which energize the
implant
Implant = delivers electrical pulses to the SPG
GuideView = helps navigate the implant through the
canal to its correct position near the SPG using a
patient’s CT

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

OUR
INVESTMENT:
$53M
OUR
HOLDING:
58%

Since the 19th century, microbiology testing has been done by culturing bacteria in petri dishes
Expensive: Requires reagents and skilled
lab technicians
Manual: Prone to human error, limited
throughput
Inefficient: Large lab footprint
Lengthy: Diagnosis that relies on
culturing bacteria to reach sufficient
concentration levels takes days
Over-/mis-prescribing antibiotics
while awaiting lab results (promotes
antibiotic resistance)
Costly lab tests

1943
1940
1950
1959
1953
1968
1960
1962
1972
1979
1972
1988
1985
1998
1985
1987
1996
1996
2000
2001
2003
2004
2010
2011
Antibiotic
introduced
Resistance
identified
Sources: CDC, Antibiotic Resistance Threats in the United States, 2013; “FDA’s Take on the Executive Order and National Strategy to Combat Antibiotic-Resistant Bacteria”, posted on September 18, 2014 by FDA Voice, http://blogs.fda.gov/fdavoice.

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Sample Processor
User interface
The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

Source: Pocared data.

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

OUR
INVESTMENT:
$10M
OUR
HOLDING:
21%

AMD destroys sharp, central vision,
necessary for common tasks such as
facial recognition, driving, reading, &
watching television
Sources: Brown DM, et al (2006). New England Journal of Medicine 355, 1432-44; Slakter JS & Stur M (2005). Survey of Ophthalmology 50, 263-73; Gehrs KM, et al (2006). Annals of Medicine 38, 450-71; Ferris
FL, et al. (1984) Archives of Ophthalmology,102(11), 1640-42; Notal Vision website: http://www.foreseehome.com/wet-amd.html.

It is not possible to predict who will develop wet AMD, and if so, when
Dry AMD patients are monitored once or twice a year, in routine check-ups at the eye doctor
Wet AMD can be treated, but due to late diagnosis, 64% of eyes end with dysfunctional vision even after treatment
Sources: Wittenborn JS & Rein DB. “The Future of Vision: Forecasting the Prevalence and Cost of Vision Problems.” NORC at the University of Chicago. Prepared for Prevent Blindness, June 11, 2014; The CATT
Research Group: Baseline Predictors for One-Year Visual Outcomes with Ranibizumabor Bevacizumabfor Neovascular Age-related Macular Degeneration. Ophthalmology 2012.
— The device is easy to use (“plug & play”)
 — The patient takes a brief daily test
  — The system detects visual changes before symptoms appear
   — The Call Center alerts the patient and doctor when the
                     disease progresses

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

OUR
INVESTMENT:
$12M
OUR
HOLDING:
35%

Cartilage does not possess spontaneous healing
potential
There are no treatments that halt the progression of
osteoarthritis (OA)
Sources: CDC website: http://www.cdc.gov/arthritis/basics/osteoarthritis.htm, http://www.cdc.gov/nchs/fastats/inpatient-surgery.htm; Losina E, et al (2015) Arthritis Care & Research 67(2), 203-15; McCormick
F, et al (2014) Arthroscopy 30(2), 222-26.

12 weeks post-op
6 weeks post-op
3 weeks post-op
The Agili-C is investigational in the U.S., and CE-marked in the EU.

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

OUR
INVESTMENT:
€1.75M
OUR
HOLDING:
28%*

* 28% after the funding round will be completed; currently 17%.

Sources: Nkomo VT, et al. Burden of valvular heart diseases: a population-based study. Lancet 2006;368: 1005 - 1011; coramaze website: http://www.coramaze.com.

ATRAUMATIC
ANCHORING IN THE
LEFT ATRIUM
SPACER THAT
ENHANCES LEAFLET
COAPTATION
PERCUTANEOUS
TRANSFEMORAL
IMPLANTATION
REPOSITIONABLE,
DOESN’T INJURE
ADJACENT TISSUE
PRESERVES NATURAL
LEAFLETS, RESTORES
THEIR FUNCTIONALITY
A SAFE, SIMPLE, AND
QUICK IMPLANTATION
METHOD
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Coramaze’s system is an investigational device, not approved for marketing.

ACQUIRER	TARGET	DEAL SIZE	DEVICE	STAGE
Edwards Lifesciences	CardiAQ Valve Technologies	up to $400m ($350m upfront + milestone)	mitral valve replacement	clinical development
Abbott	Tendyne	up to $250m ($225m upfront + milestone)	mitral valve replacement	clinical development
Abbott	Cephea Valve Technologies	undisclosed purchase option	mitral valve replacement	clinical development
Medtronic	Twelve	up to $458m ($408m upfront + milestone)	mitral valve replacement	clinical development
Boston Scientific	Mvalve Technologies	$200m purchase option	mitral valve replacement	clinical development
Sources: publicly available information

Our 1st investment with Rafael (one of Israel’s largest defense companies) in the cyber space, in a company that designed a spear phishing mitigation solution for enterprises
The company closed an $11m financing from Carmel Ventures and RDC (our subsidiary jointly held with Rafael)
Secured contracts with leading Israeli finance institutions; Andy Monshaw, formerly a senior operating executive with IBM Corporate, was appointed chairman
Revenues in 2015 amounted to $34m compared to $20m in 2014

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.